UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [  ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  [  ]  No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  [  ]   No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibits
99.1	Management’s Discussion and Analysis for the three-month and six-month periods ended June 30, 2009

99.2	Unaudited Interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2009

99.3	Form 52-109FT2 Certification of Interim Filings – CFO

99.4	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 12, 2009	By:	/s/ Frédéric Despars
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Exhibit 99.1

Management’s Discussion and Analysis

For the Three-month and Six-month Periods Ended June 30, 2009

LABOPHARM INC.

Management’s Discussion and Analysis

For the Three-month and Six-month Periods Ended June 30, 2009

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at June 30, 2009 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2008 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month and six-month periods ended June 30, 2009, as compared to the three-month and six-month periods ended June 30, 2008. This review was performed by management with information available as at August 6, 2009. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our products and product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of products and product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of our third-party manufacturers for our products and product candidates; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2008 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. The global commercialization program for our lead product, a once-daily formulation of the analgesic tramadol, is underway and we have multiple follow-on products in the later stages of development. Our once-daily tramadol product has been commercially launched in 17 countries, including the United States in May 2009, and we are continuing to pursue launches in additional countries. Our second product is a novel formulation of trazodone for the treatment of major depressive disorder (MDD), which is currently under regulatory review with the U.S. Food and Drug Administration (FDA). Our third product is a twice-daily formulation that combines the analgesics tramadol and acetaminophen for which we recently completed a Phase III clinical trial. We are also developing a series of abuse deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing both our Contramid and our polymeric nano-delivery system™ (PNDS™) technologies.

Our global commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. To date, we have entered into agreements for the marketing and distribution of our product in the United States, several European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil, among others. Our product has been launched in 17 countries to date, including the United States, where our once-daily tramadol product received regulatory approval from the FDA in December 2008. In May 2009, our marketing partner for the United States, Purdue Pharma Products L.P. (“Purdue Pharma”), launched our product in that country under the brand name RYZOLT™. We are pursuing licensing and distribution agreements for other markets around the world and are in discussions with potential partners to commercialize our product in other jurisdictions.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor (SARI), was developed to address unmet needs in the US$20 billion global market for antidepressants. Treating MDD with antidepressants is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, side effects such as weight gain, and the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction. Our trazodone formulation was specifically designed to leverage the favourable effects of trazodone on sleep and anxiety in MDD, while providing a tolerable side effect profile.

Our North American Phase III placebo-controlled clinical trial (04ACL3-001) demonstrated that our trazodone formulation achieved statistical significance for the primary endpoint in the reduction of depression, significantly improved patient sleep patterns and had a tolerable side effect profile with the incidence of agitation, weight gain and sexual dysfunction in patients administered our trazodone formulation being no different from placebo.

In September 2008, we submitted a New Drug Application (NDA) to the FDA seeking approval to market our formulation in the United States and on July 17, 2009, we received a complete response letter from the FDA indicating that the NDA for our trazodone formulation could not be approved in its present form due to deficiencies following the Agency’s inspection of the active pharmaceutical ingredient (API)

manufacturing facility, which was completed July 3, 2009. The API manufacturer submitted an action plan addressing the deficiencies on Friday, July 24, 2009. Following discussions with the FDA, we intend to submit our response to the Agency during the week of August 10, 2009.

We are in discussions with potential marketing and distribution partners for the United States and Canada. Our goal is to resolve the outstanding issues with the FDA as rapidly as possible and we thereafter intend to launch in the U.S. market as soon as possible after we receive approval. We have begun planning for commercialization, including product branding and positioning, market analysis and assessment, and preliminary pricing studies, and have initiated the transfer of the manufacturing process to a third-party commercial manufacturing site. In Canada, we filed a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada on August 4, 2009 seeking approval to market our trazodone formulation. Should our NDS be accepted for review, we would expect a response from Health Canada during the second quarter of 2010.

Our twice-daily formulation of tramadol and acetaminophen is designed to provide both immediate and sustained relief of moderate to severe pain. The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated bioequivalence when compared with reference United States and European four-times-a-day products. In our recently completed Phase III clinical trial on tramadol-acetaminophen, results of the efficacy measures for tramadol-acetaminophen demonstrated a statistically significant difference from placebo using certain statistical analysis methods, but not with all methods. After having met with a regulatory authority in Europe which will act as a reference member state, we are planning to submit a regulatory application for certain European countries under the Decentralized Procedure (DCP) by late 2009. Submission for regulatory approval in Canada is expected to follow shortly thereafter. We have initiated discussions with potential marketing and distribution partners in Europe and Canada. For the U.S. market, based on thorough review of the study data and consultation with clinical and statistical experts, we believe that a scientific review meeting with the FDA to present and discuss the results of our Phase III study (06CCL3-001) is warranted and will clarify a potential path forward for this program.

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our misuse and abuse deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. We have completed pre-clinical, proof–of-principle studies of our platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our once-daily tramadol product and the in vitro studies demonstrated misuse and abuse deterrent characteristics. We are currently in the process of completing stability work on our first formulation of a widely prescribed and widely misused combination pain drug and expect to initiate pharmacokinetic studies in the second half of 2009.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform.

Our Goal

Our goal is to leverage the successful global commercialization of our once-daily tramadol product to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At June 30, 2009, we had an accumulated deficit of $260,363. We expect our operating losses to decrease going forward as we generate revenue through sales of our once-daily tramadol product while continuing to advance our other product candidates towards commercialization and expand our development pipeline. Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we have been closely monitoring our liquidity position. In June 2009, we amended our debt facility agreement with Hercules Technology Growth Capital, Inc. resulting in more favourable repayment terms, and providing us with greater financial flexibility. The amendments will result in lower interest expense in 2009 and will provide additional liquidity through 2010 and 2011. In addition we also entered into a $2,557 three-year revolving credit facility with one of our bankers. Consequently, as at June 30, 2009, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our once-daily tramadol product were expected to be sufficient to meet our committed cash obligations and expected level of expenses for the next twelve months. However, in light of the inherent uncertainties associated with research and development programs, the results of clinical trials, the receipt of regulatory approval of certain products, the ability to secure licensing agreements, and the commercialization of products including the impact of generic threats, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our development programs or other activities.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product and increase sales in various markets throughout 2009 and beyond, which should generate incremental revenue going forward. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $39,884 to date in licensing payments. We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization.

Under our agreement with Purdue Pharma for the marketing of our once-daily tramadol product in the United States market under the brand name RYZOLT, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we will be recording revenue from product sales generating essentially no gross margin. In April 2009, we shipped the first orders to Purdue Pharma, followed by other ones in May and June 2009, and additional orders are being processed to ensure continued supply. Purdue Pharma will pay us on a quarterly basis a royalty of 20% calculated on their net sales as defined in our agreement. The royalty rate can increase up to 25% if certain annual net sales levels are achieved by Purdue Pharma.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

CHANGES IN ACCOUNTING POLICIES

Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on our financial results, as we will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended June 30, 2008, the adoption of these new standards resulted in the following changes: a $147 increase in selling, general and administrative expenses, a $34 decrease in depreciation and amortization, for a $113 increase in net loss. For the six-month period ended June 30, 2008, the adoption of these new standards resulted in the following changes: a $238 increase in selling, general and administrative expenses, a $74 decrease in depreciation and amortization, for a $164 increase in net loss. The basic and fully diluted net loss per share was not affected.

Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on our interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2008, as included in our annual report, except for the following estimates:

Revenue Recognition

Product sales – Under one of our license and distribution agreements, if the licensee achieves a pre-determined annual sales level, we are required to give a retroactive price reduction to the licensee for that calendar year. In the first quarter of 2009, we had taken a $343 reserve for the maximum potential price reduction that could be payable to the licensee if certain pre-determined sales level threshold were to be achieved in 2009. As at June 30, 2009, based on our revised best estimates, we do not expect that the pre-determined annual sales level will be achieved and have consequently reversed the $343 reserve. We will continue to closely monitor the sales of this licensee and adjust any reserves accordingly.

In addition, during the three-month period ended June 30, 2009, for the first time we recorded royalty revenue from the commercialization of RYZOLT in the U.S. market. Our royalties are based on Purdue Pharma’s net sales of RYZOLT as defined in our agreement. Considering that RYZOLT was just recently launched in May 2009, we believe it is currently appropriate to record our royalty earned for the quarter based on the sell-through method, where revenue is recognized for accounting purposes upon shipment of the product to the end user customer based on third-party prescription data. Consequently, we recorded an amount of $124 as royalty revenue for the current period.

Impairment Loss on Long-term Investment

As at December 31, 2008, we held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan we received, in exchange of our Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. We have designated the Long-term Notes as held-for-trading.

As at June 30, 2009, there are no market quotations available for the Long-term Notes. We estimate the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at June 30, 2009. The valuation technique we used to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. We estimate that the Long-term Notes will generate interest returns ranging from 0.0% to 2.25% until their maturity which is assumed to be at the end of 2016. The discount rates used consider several factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 10.86%, excluding the Class C Notes for which the fair value is estimated to be nil. As at June 30, 2009, based on our valuation model, the fair value of the Long-term Notes is estimated to be $2,901.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on our assessment of market conditions as at June 30, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in our valuation of the Long-term Notes is the discount rate or the yield that prospective investors will require. We conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of our Long-term Notes ranging from $2,712 to $3,158. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $186.

In June 2009, we finalized a revolving credit agreement with the parent company of the broker through which we had purchased our Montreal Proposal ABCP. Under the credit agreement, we can borrow an amount of up to 45% of the principal value of the Long-term Notes for an initial three-year period. At the end of the three-year period, under certain conditions we have the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at June 30, 2009, the fair value of this embedded derivative is estimated to be nil. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Revenue

For the three-month and six-month periods ended June 30, 2009, total revenue amounted to $6,269 and $11,226, respectively compared to $4,923 and 8,142 for the corresponding periods in 2008.

For the three-month and six-month periods ended June 30, 2009, product sales of our once-daily tramadol product were $4,827 and $8,629, respectively compared to $3,859 and $6,017, for the corresponding periods in 2008. The increase in product sales is primarily attributable to the initial shipments of RYZOLT to Purdue Pharma during the quarter ended June 30, 2009 in order to launch our product in the U.S.

For the:	Three months ended		Six months ended
[in thousands of Canadian dollars]	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Product sales – U.S.	1,825	—	1,825	—
Product sales – other territories	3,002	3,859	6,804	6,017

	4,827	3,859	8,629	6,017

In territories outside the U.S., volumes were significantly lower in the three-month period ended June 30, 2009 versus the corresponding period last year. Sales are generally variable from period to period due to the ordering pattern of our various customers. Average selling prices per tablet in territories outside the U.S. were slightly higher in 2009 compared to 2008.

During the three-month period ended June 30, 2009, we recognized licensing revenue of $1,318, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product. Licensing revenue for the three-month period ended June 30, 2008 was $1,064. For the six-month period ended June 30, 2009, licensing revenue amounted to $2,473 compared to $2,125 for the corresponding period last year. For both the three-month and the six-month periods ended June 30, 2009, the increase is primarily due to the reduction, in the third quarter of 2008, of the estimated term over which we were recognizing the up-front payment of US$20 million received from Purdue Pharma in 2005. This up-front payment is recognized on a straight-line basis over the estimated term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely supplying product for an initial eighteen-month period post launch.

During the three-month period ended June 30, 2009, for the first time we recognized royalty revenue from the commercialization of RYZOLT in the U.S. of $124, representing 20% of Purdue Pharma’s net sales based on the sell-through method. Considering that the product was only launched in May 2009, we would expect royalty revenue to increase over the next several quarters.

Cost of Goods Sold

For the three-month and six-month periods ended June 30, 2009, cost of goods sold (excluding amortization) were $2,604 and $3,997, respectively compared to $1,683 and $2,634 in the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

During the three-month period ended June 30, 2009, based on revised estimates, we reversed write-downs totalling $169 originally recorded for potentially unsalable inventory due to a short shelf life, but now considered saleable. Total reversals of write-downs recorded as a reduction of cost of goods sold for the six-month period ended June 30, 2009, amounted to $409. No write-down reversals were recorded in 2008.

As previously discussed, product sales to Purdue Pharma are essentially at cost. Excluding the aforementioned adjustments, gross margin for territories outside the U.S. as a percentage of product sales revenue is 66% and 61% for the three-month and six-month periods ended June 30, 2009 respectively, compared to 56% and 56% for the three-month and six-month periods ended June 30, 2008.

For the:	Three months ended		Six months ended
[in thousands of Canadian dollars]	June 30, 2009	June 30, 2008	June 30, 2009		June 30, 2008
Product sales – outside the U.S.	3,002	3,859	6,804		6,017
Cost of goods sold – outside the U.S.	848	1,683	2,241		2,634

Gross margin – outside the U.S.	2,154	2,176	4,563		3,383
Gross margin %	72%	56%	67%		56%
Adjusted gross margin %	66%[2]	56%	61	%1-2	56%

[1]	Adjusted to exclude the $240 reversal of a previously written-down deposit.
[2]	Adjusted to exclude the $169 of the reduction of a reserve for potentially unsalable inventory due to a short shelf life.

For the three-month period ended June 30, 2009, the increase in our adjusted gross margin percentage for territories outside the U.S. compared to the corresponding period in 2008 is primarily due to a higher average selling price per tablet due to a more favourable country and product strength mix, as well as the reversal of the $343 reserve for potential price reductions discussed previously. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended June 30, 2009 were $3,161 compared to $6,993 for the three-month period ended June 30, 2008. Research and development expenses (before government assistance) for the six-month period ended June 30, 2009 were $7,488 compared to $13,844 for the six-month period ended June 30, 2008. The decrease is primarily due to lower clinical trial expenses. In the second quarter of 2008, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001), we initiated our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline. In 2009, there is significantly lower clinical trial activity, due to the timing of the development efforts for the various product candidates in our pipeline, combined with having scaled down certain early stage research and development programs.

Research and development tax credits for the three-month and six-month periods ended June 30, 2009 and 2008 are detailed as follows:

For the:	Three months ended		Six months ended
[in thousands of Canadian dollars]	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Canadian federal research and development tax credits	—	350	—	800
Provincial research and development tax credits	300	337	600	1,047

	300	687	600	1,847

Late in 2008, we revised our tax planning strategy and as a result we are no longer recognizing non-refundable Canadian federal research and development tax credits. The Canadian federal research and development tax credits of $800 recorded in 2008 were reversed in the fourth quarter of 2008. The impact of this change in strategy is that research and development expenses net of government assistance are higher than they would have been had we used the former tax strategy, income tax expense is lower, and our tax credits carry-forwards are higher. In addition, during the first quarter of 2008, we released reserves of $450 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended June 30, 2009 were $6,310, relatively unchanged from the $6,209 incurred in the three-month period ended June 30, 2008. Increased costs in certain areas such as the maintenance of a sales force for the promotion of our once-daily tramadol product in the United Kingdom for $395, and our share of patent litigation costs for $1,330 compared to $900 in 2008, were virtually offset by reduction of expenses in other areas such as for the use of certain consultants or other professional services, reduction in non-cash stock based compensation, and reduction of tax on capital.

Selling, general and administrative expenses for the six-month period ended June 30, 2009 were $13,034, compared to $11,116 incurred in the six-month period ended June 30, 2008. The increase is primarily due to increased sales and marketing expenses due to our sales effort in the United Kingdom, increased market research and analysis for the most advanced products of our portfolio, as well as increased patent litigation costs.

Financial Expenses

Financial expenses for the three-month period ended June 30, 2009 were $983 compared to $709 for the three-month period ended June 30, 2008. Financial expenses for the six-month period ended June 30, 2009 were $1,997 compared to $1,420 for the six-month period ended June 30, 2008. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2009, resulting from our additional US$5,000 term loan drawdown in October 2008.

Impairment Loss on Long-term Investment

During the six-month period ended June 30, 2008, we recorded an impairment loss of $691 on our Montreal Proposal ABCP held at that time. On January 21, 2009, the Montreal Proposal ABCP was exchanged for new Long-term Notes. As previously discussed, no gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008, and no loss or gain was recognized on the exchange as the estimated fair value of the Long-term Notes received was equal to the carrying value of the Montreal Proposal ABCP at the exchange date. Based on our evaluation of the Long-term Notes as at June 30, 2009, no gain or impairment loss was deemed necessary compared to their carrying value. The amount ultimately recovered on the Long-term Notes may differ materially from this estimate.

Interest Income

Interest income for the three-month period ended June 30, 2009 was $107 compared to $551 for the three-month period ended June 30, 2008. For the six-month period ended June 30, 2009, interest income totalled $294 compared to $1,203 in the corresponding period in 2008. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2009 compared to the corresponding period last year.

Foreign Exchange Gain

For the three-month period ended June 30, 2009, we recorded a foreign exchange gain of $1,961, compared to a gain of $20 for the three-month period ended June 30, 2008. The foreign exchange gain for the three-month period ended June 30, 2009 is primarily due to the strengthening of the Canadian dollar versus the U.S. dollar which resulted in an unrealized gain on the long-term debt denominated in U.S. dollar. Unrealized foreign exchange losses on cash held in foreign currencies were virtually offset by unrealized foreign exchange gains on certain working capital items as well as realized gains on the maturity of marketable securities denominated in U.S. dollars.

For the six-month period ended June 30, 2009, we recorded a foreign exchange gain of $2,464, compared to a gain of $292 for the six-month period ended June 30, 2008. The gain realized during the six-month period ended June 30, 2009 resulted primarily from the realized gain on the maturity of marketable securities denominated in U.S. dollars combined with the strengthening of the Canadian dollar versus the U.S. dollar and the resulting unrealized foreign exchange gain related to our long-term debt denominated in U.S. currency.

As at June 30, 2009, we held US$5,807 of marketable securities for which an unrealized foreign exchange loss of $588 was recorded as an element of accumulated other comprehensive loss. Once these investments mature in 2009, any realized gain or loss will then be recorded into income.

Income Taxes

For the three-month and six-month periods ended June 30, 2009, no income tax expense was recorded whereas an income tax expense of $350 and $800 was recorded for the three-month and six-month periods ended June 30, 2008, respectively. As previously discussed, in late 2008 we revised our tax planning strategy, and are no longer recognizing non-refundable Canadian federal research and development tax credits and the offsetting federal tax expense.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended June 30, 2009 was $4,874 or $0.09 per common share, compared with $10,253 or $0.18 per common share, for the three-month period ended June 30, 2008. The decrease in net loss is primarily the result of lower research and development expenses and the foreign exchange gain. For the six-month period ended June 30, 2009, net loss was $12,848 or $0.23 per common share, compared with $19,996 or $0.35 per common share, for the six-month period ended June 30, 2008. The decrease in net loss is primarily the result of lower research and development expenses, higher gross margin on product sales and a higher foreign exchange gain, partially offset by higher selling, general and administrative expenses in 2009 and lower interest income.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007
Product sales	4,827	3,802	3,278	3,863	3,859	2,158	1,576	2,818
Licensing and other	1,318	1,155	1,155	5,576	1,064	1,061	1,060	2,275
Royalty	124	—	—	—	—	—	—	—

Total Revenue	6,269	4,957	4,433	9,439	4,923	3,219	2,636	5,093

Net loss [1]	(4,874)	(7,974)	(14,625)	(6,017)	(10,253)	(9,743)	(10,029)	(9,133)

Basic and diluted net loss per common share	(0.09)	(0.14)	(0.26)	(0.11)	(0.18)	(0.17)	(0.18)	(0.16)

[1]	As restated to consider Handbook Section 3064, Goodwill and Intangible Assets, which was adopted retroactively in 2009 with restatement of prior fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At June 30, 2009, we had an accumulated deficit of $260,363. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing payments, product sales, research and development tax credits, collaborative research contracts and interest income.

In June 2009, we amended our debt facility agreement with Hercules Technology Growth Capital, Inc. Based on regulatory approval and recent launch of our once-daily tramadol product in the United States, we have been able to establish more favourable repayment terms. Under the amended agreement, we have postponed the date from which we are required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and to change maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The amended agreement provides us with greater financial flexibility. The amendments will result in lower interest expense in 2009 and will provide additional liquidity through 2010 and 2011, strengthening our balance sheet as commercial sales of our once-daily tramadol product increase following the recent U.S. launch.

In June 2009, we also entered into a $2,557 revolving credit facility with the National Bank of Canada. This facility, which has an initial term of three years, allows us to borrow an amount of up to 45% of the principal value of the Long-term Notes, which amount we can, under certain conditions, repay at maturity by delivering the Long-term Notes to the bank.

Cash, cash equivalents and marketable securities totalled $27,900 as at June 30, 2009 compared to $44,893 as at December 31, 2008, a decrease of $16,993, primarily as a result of funds used in operating activities. In addition, we hold Long-term Notes received in exchange of our Montreal Proposal ABCP having a face value of $5,683 and an estimated fair value as at June 30, 2009 of $2,901, which has been classified as a long-term investment. The investment of our funds is governed by our corporate investing policy. As at June 30, 2009, our marketable securities were comprised of securities issued by Federal and Provincial governments or wholly-owned subsidiaries thereof, as well as Canadian municipalities.

As at June 30, 2009, working capital1 was $18,237 compared to $30,768 as at December 31, 2008. Accounts receivable totalled $3,106 as at June 30, 2009 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,874 and included the estimated refundable tax credits earned during the year ended December 31, 2008 and for the six-month period ended June 30, 2009. Inventories totalled $2,876 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods. Accounts payable and accrued liabilities totalled $13,913 as at June 30, 2009 and included trade and other payables, accrued compensation expenses as well as patent litigation costs payable totalling $6,513. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the United States until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. Deferred revenue totalled $11,853 as at June 30, 2009 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, product sales, royalties from the commercialization of our once-daily tramadol product in the United States, our credit facility, and research and development tax credits should be sufficient to finance, as of June 30, 2009, our operations and capital needs for the next 12 months. However, in light of the inherent uncertainties associated with research and development programs, the results of clinical trials, the receipt of regulatory approval of certain products, the ability to secure licensing agreements, and commercialization of products, it may be necessary for us to raise additional funds.

[1]	Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, we are reviewing our overall capital management strategy. In order to ensure that we do have enough cash and cash equivalents to finance our operations and capital needs for the next 12 months, we have undertaken the following measures:

•

Scaling down certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

•

Investments in cash equivalents and marketable securities have been limited to securities issued by federal and provincial governments or wholly-owned corporations thereof, as well as Canadian municipalities, to reduce the risk of any loss on our investments.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $5,466 for the three-month period ended June 30, 2009 compared to $8,991 for the three-month period ended June 30, 2008, decreasing primarily as a result of our lower net loss in the current quarter. Funds used by our non-cash operating items were $291 in the three-month period ended June 30, 2009, relatively unchanged compared to $213 for the corresponding period in 2008.

Funds generated by investing activities for the three-month period ended June 30, 2009 amounted to $8,805 compared to $21,097 for the corresponding period last year, both primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures for the current quarter were $100 compared to $661 for the three-month period ended June 30, 2008, a decrease reflecting our cost reduction initiatives and preservation of cash approach.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of August 6, 2009, is 57,411,663 and has increased by 411,130 since June 30, 2009 due to the exercise of warrants. As at August 6, 2009, 895,152 warrants were outstanding and exercisable. The number of options outstanding as of August 6, 2009, is 4,990,650 and has decreased by 22,800 since June 30, 2009 due to the expiry of stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. We have a natural hedge for a portion of this risk, in that certain of our expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in our consolidated operating results.

In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, which was increased by US$5 million in October 2008, the outstanding balance of which was US$20 million as at June 30, 2009.

To reduce the impact on our consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we hold US$14,363 of cash, cash equivalents and marketable securities denominated in U.S. dollars as at June 30, 2009. Changes in the fair-value of marketable securities denominated in U.S. currency including changes due to currency fluctuation is recorded in other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. denominated term loan, in the same period. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer and the duration or term of the instrument. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on our marketable securities, owing to their relative short-term nature.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board (AcSB) has announced that, effective January 1, 2011, International Financial Reporting Standards (IFRS) will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; ii) information technology and data systems; iii) internal control over financial reporting; iv) disclosure controls and procedures; v) training and communications, including investor relations and external communications plans; and vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2009 and early 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Progress towards completion of our IFRS changeover plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of June 30, 2009. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. Additional information will be provided as we move towards the changeover date.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Accounting policies and financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover to be completed by approximately the first quarter of 2010

Final selection of accounting policy alternatives by the changeover date

Identification of IFRS differences underway Evaluation and selection of accounting policy alternatives is ongoing Third-party experts are assisting in the transition

Information technology and data systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

		Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010	No IFRS differences with significant system impacts have been identified to date Dual record-keeping solution design is underway

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by the first quarter of 2010. Conduct management evaluation of new or revised controls throughout 2010

Update the Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun

Training and communication	Provide training to affected employees of operating units and management Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Business activities

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to

arrangements and plans

		Changes completed by the third quarter of 2010	No potential impact identified to date

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures (DC&P) to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There were no changes in our ICFR that occurred during the period beginning on April 1, 2009 and ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Exhibit 99.2

Unaudited Interim Consolidated Financial Statements

Second Quarter – Fiscal 2009

Q2

Labopharm Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]

	As at June 30, 2009	As at December 31, 2008 [Restated – note 3]
[thousands of Canadian dollars]	$	$
ASSETS

Current

Cash and cash equivalents	14,259	8,373
Marketable securities	13,641	36,520
Accounts receivable	3,106	3,277
Research and development tax credits receivable	1,874	1,274
Income taxes receivable	363	474
Inventories [note 4]	2,876	1,760
Prepaid expenses and other assets	1,077	641

Total current assets	37,196	52,319

Restricted long-term investments	144	141
Long-term investment [note 5]	2,901	3,178
Property, plant and equipment	9,448	10,213
Intangible assets	1,761	1,791
Future income tax assets	137	145

	51,587	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current

Accounts payable and accrued liabilities	13,913	13,134
Current portion of deferred revenue	4,757	4,768
Current portion of obligations under capital leases	289	271
Current portion of long-term debt	—	3,378

Total current liabilities	18,959	21,551

Deferred revenue	7,096	9,094
Obligations under capital leases	5,193	5,342
Long-term debt [note 6]	21,678	20,265

Total liabilities	52,926	56,252

Shareholders’ equity (deficiency)
Share capital [note 7] Common shares, no par value, unlimited authorized shares, 57,000,533 and 56,826,063 issued as at June 30, 2009 and December 31, 2008, respectively	242,282	241,967
Warrants [notes 6 and 7]	1,163	751
Contributed surplus [note 7]	16,123	14,937
Deficit	(260,363)	(247,515)
Accumulated other comprehensive income (loss)	(544)	1,395

Total shareholders’ equity (deficiency)	(1,339)	11,535

	51,587	67,787

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

	For the three months ended:		For the six months ended:
	June 30, 2009	June 30, 2008 [Restated – note 3]	June 30, 2009	June 30, 2008 [Restated – note 3]
[thousands of Canadian dollars, except share and per share amounts]	$	$	$	$
REVENUE
Product sales	4,827	3,859	8,629	6,017
Licensing	1,318	1,064	2,473	2,125
Royalties	124	—	124	—

	6,269	4,923	11,226	8,142

EXPENSES
Cost of goods sold (excluding depreciation and amortization) [note 4]	2,604	1,683	3,997	2,634
Research and development expenses, net [note 8]	2,861	6,306	6,888	11,997
Selling, general and administrative expenses	6,310	6,209	13,034	11,116
Financial expenses	983	709	1,997	1,420
Impairment loss on long-term investment	—	—	—	691
Depreciation and amortization	453	490	916	975
Interest income	(107)	(551)	(294)	(1,203)
Foreign exchange gain	(1,961)	(20)	(2,464)	(292)

	11,143	14,826	24,074	27,338

Loss before income taxes	(4,874)	(9,903)	(12,848)	(19,196)
Provision for income taxes
Current	—	350	—	800

Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)

Net loss per share – basic and diluted	(0.09)	(0.18)	(0.23)	(0.35)

Weighted average number of common shares outstanding	56,839,127	56,821,651	56,832,673	56,819,919

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS

OF COMPREHENSIVE LOSS

[Unaudited]

	For the three months ended:		For the six months ended:
	June 30, 2009	June 30, 2008 [Restated – note 3]	June 30, 2009	June 30, 2008 [Restated – note 3]
[thousands of Canadian dollars]	$	$	$	$
Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)

Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(437)	—	(1,397)	—
Changes in unrealized gains or losses on marketable securities	(552)	(39)	(542)	30

Comprehensive loss for the period	(5,863)	(10,292)	(14,787)	(19,966)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

[Unaudited]

	June 30, 2009	June 30, 2008 [Restated – note 3]
For the six months ended: [thousands of Canadian dollars]	$	$
Balance, beginning of period, as previously reported	(245,451)	(205,024)
Change in accounting policy [note 3a]	(2,064)	(1,952)

Balance, beginning of period, adjusted	(247,515)	(206,976)
Transitional adjustment on adoption of accounting policy	—	100
Net loss for the period	(12,848)	(19,996)

Balance, end of period	(260,363)	(226,872)

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

	For the three months ended:		For the six months ended:
	June 30, 2009	June 30, 2008 [Restated – note 3]	June 30, 2009	June 30, 2008 [Restated – note 3]
[thousands of Canadian dollars]	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)
Items not affecting cash:
Depreciation of property, plant and equipment	411	460	833	915
Amortization of intangible assets	42	30	83	60
Amortization of premiums and discounts on marketable securities	39	13	54	27
Impairment loss on long-term investment	—	—	—	691
Non-cash financial expenses	148	92	290	187
Unrealized foreign exchange gain	(1,643)	(20)	(835)	(261)
Stock-based compensation	411	687	1,203	1,571

	(5,466)	(8,991)	(11,220)	(16,806)
Net change in non-cash items	(291)	(213)	(2,336)	717

	(5,757)	(9,204)	(13,556)	(16,089)

INVESTING ACTIVITIES
Acquisition of marketable securities	(1,898)	—	(8,466)	(23,553)
Proceeds from maturities of marketable securities	9,203	21,758	23,010	55,819
Proceeds from disposals of marketable securities	1,600	—	6,020	—
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(63)	(629)	(68)	(1,148)
Acquisition of intangible assets	(37)	(32)	(53)	(39)

	8,805	21,097	20,443	31,034

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(67)	(47)	(131)	(72)
Transaction costs [note 6]	(354)	(118)	(354)	(118)
Proceeds from issuance of share capital [note 7]	152	3	161	5

	(269)	(162)	(324)	(185)

Foreign exchange (loss) gain on cash held in foreign currencies	(614)	(175)	(677)	624

Net increase in cash and cash equivalents during the period	2,165	11,556	5,886	15,384
Cash and cash equivalents, beginning of period	12,094	21,001	8,373	17,173

Cash and cash equivalents, end of period	14,259	32,557	14,259	32,557

Supplemental cash flow information:
Interest paid	791	622	1,492	1,145
Income taxes received	—	43	88	43

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec), is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the financial statements for the year ended December 31, 2008 included in the Company’s annual report, except as described in note 3 hereafter.

In addition, during the three-month period ended June 30, 2009, the Company, for the first time, recorded royalty revenue and is using the following revenue recognition accounting policy:

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the Company’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Company’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Company recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectability is reasonably assured. Revenue from the launch of a new product, for which the Company or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any royalties received or receivable in advance of recognition are recorded in deferred revenue.

1

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES

a)	The Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended June 30, 2008, the adoption of these new standards resulted in the following changes: a $147 increase in selling, general and administrative expenses, a $34 decrease in depreciation and amortization, for a $113 increase in net loss. For the six-month period ended June 30, 2008, the adoption of these new standards resulted in the following changes: a $238 increase in selling, general and administrative expenses, a $74 decrease in depreciation and amortization, for a $164 increase in net loss. The basic and fully diluted net loss per share was not affected.

b)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on the Company’s interim consolidated financial statements.

2

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

4.	INVENTORIES

	June 30, 2009 $	December 31, 2008 $
Raw materials	1,504	873
Intermediate finished goods	1,218	657
Finished goods	154	230

	2,876	1,760

During the three-month and six-month periods ended June 30, 2009, inventories in the amount of $2,516 and $3,905, respectively [2008 – $1,546 and $2,532] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $7 and $19, respectively [2008 – nil and $152].

During the three-month period ended June 30, 2009, based on revised estimates, the Company reversed write-downs totaling $169 originally recorded for potentially unsalable inventory due to a short shelf life. Total reversals of write-downs recorded as a reduction of cost of goods sold for the six-month period ended June 30, 2009, amounted to $409 [2008 – nil] .

5.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

3

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [CONT’D]

During the three-month period ended June 30, 2009, $77 of accrued interest was received and recorded as a reduction of fair value of the Long-term Notes. As at June 30, 2009, there are no market quotations available for the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at June 30, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.0% to 2.25% until their maturity which is assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 10.86%, excluding the Class C Notes for which the fair value is estimated to be nil. As at June 30, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $2,901.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at June 30, 2009, their fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,712 to $3,158. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $186.

In June 2009, the Company finalized a revolving credit agreement with the parent company of the broker through which the Company had purchased its Montreal Proposal ABCP. Under the credit agreement, the Company can borrow an amount of up to 45% of the principal value of the Long-term Notes for an initial three-year period. At the end of the three-year period, under certain conditions the Company has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at June 30, 2009, the fair value of this embedded derivative is estimated to be nil. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. On July 31, the Company borrowed an amount of $2,573 under the credit agreement.

4

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	LONG-TERM DEBT

	June 30, 2009 $	December 31, 2008 $
Term loan of US$20,000, maturing on June 1, 2012 bearing interest at 10.95%, interest only payments until June 1, 2010 and subsequently repayable in 24 monthly payments of $1,077 [US$932] including principal and interest	23,120

Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	—	18,342

Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	—	6,114

Adjustment for the debt discount, transaction costs and value assigned to the warrants	(1,442)	(813)

	21,678	23,643
Less: current portion	—	3,378

	21,678	20,265

In June 2009, the Company signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 (Tranche A) and in October 2008 (Tranche B). The third amendment postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changes the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The third amendment was accounted for as a modification and consequently results in no gain or loss.

As part of the June 2009 term loan amendment, the additional 292,030 warrants initially issued in December 2007, became immediately vested. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549 recorded as an increase in warrants.

The transaction costs related to the third amendment to the term loan agreement amount to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and are amortized over the remaining term of the loan using the effective interest method. Furthermore, the amendment also provides for an additional back-end fee of US$200, bringing the total back-end fee to US$480. As a result of the debt discount, transaction costs and the value assigned to the warrants, the effective interest rate of the amended term loan is now approximately 15.9%.

5

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	LONG-TERM DEBT [CONT’D]

Principal repayments of the long-term debt for the next three twelve-month periods ending June 30, are as follows:

$
2010	—
2011	10,900
2012	12,220

23,120

7.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Share capital transactions

During the six-month period ended June 30, 2009, 20,600 [2008 – 4,400] options were exercised for cash consideration of $24 [2008 – $5]. Share capital was increased by $41 [2008 – $7] and contributed surplus reduced by $17 [2008 – $2].

During the six-month period ended June 30, 2009, 153,870 warrants were exercised for cash consideration of $137. Share capital was increased by $274 and warrants reduced by $137.

Warrants

In December 2007, as part of the term loan agreement described in Note 6, the Company issued 1,460,152 warrants to purchase one common share per warrant. The exercise price is $0.89 and the warrants expire on December 28, 2012. As at June 30, 2009, 1,306,282 warrants are outstanding and exercisable.

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the six-month periods ended June 30, 2009 and 2008 are as follows:

	#	2009 $	#	2008 $
Balance, beginning of period	4,081,745	4.57	3,670,750	5.89
Granted	1,337,705	1.50	1,260,000	2.30
Exercised	(20,600)	1.18	(4,400)	0.96
Forfeited	(30,100)	5.42	(20,400)	3.39
Expired	(355,300)	2.26	(422,700)	5.66

Balance, end of period	5,013,450	3.72	4,483,250	4.93

Options eligible to be exercised, end of period	3,700,111	4.43	3,088,650	5.52

6

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

7.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS [CONT’D]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:		For the six months ended:
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Expected volatility	102%	75%	100%	76%
Expected life	5.0 years	5.0 years	5.0 years	5.0 years
Risk-free interest rate	1.83%	3.39%	1.85%	3.46%
Dividend yield	Nil	Nil	Nil	Nil

Weighted average grant date fair value (per option)	$1.31	$1.24	$1.12	$1.47

8.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $687 for the three-month periods ended June 30, 2009 and 2008, respectively, and net of estimated government assistance of $600 and $1,847 for the six-month periods ended June 30, 2009 and 2008, respectively.

7

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Mark A. D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1.	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2.	N/A

5.3.	N/A

Form 52-109F2	Full Certificate
Certification of Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 12, 2009

/s/ Mark A. D’Souza
Mark A. D’Souza
Senior Vice-President and Chief Financial Officer

Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

Form 52-109F2	Full certificate
Certification of Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 12, 2009

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer